FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 333-132289

Embraer - Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: July 10, 2008	By:	/s/ Antonio Luiz Pizarro Manso
	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate
and Chief Financial Officer

EXHIBIT INDEX

1.	Copy of Company’s news release dated July 7, 2008 regarding the backlog and delivery of jets in 2Q08.

EMBRAER DELIVERS 97 JETS AND SETS RECORD IN THE FIRST SEMESTER
Firm order backlog increases to US$ 20.7 billion

São José dos Campos, July 7, 2008 - Embraer delivered 52 aircraft during the second quarter of 2008 (2Q08), closing out the semester with record of 97 jets delivered. This result is a 59% increase over the 61 airplanes delivered during the first semester of 2007. The Company’s firm order backlog for the Commercial Aviation, Executive Aviation, and Defense and Government segments also ended the quarter at the highest level in its history, totaling US$ 20.7 billion.

During 2Q08, Embraer delivered 43 jets to the Airline Market and nine jets to the Executive Aviation segment. With 97 jets delivered during the first semester, Embraer reaffirms its estimate of delivering 195 to 200 jets in 2008, tending toward the higher figure, as well as ten to 15 Phenom 100 jets.

Deliveries by Segment	2nd quarter 2008	6M 2008

Commercial Aviation	43	81
ERJ 145	2	5
EMBRAER 170	1	1
EMBRAER 175	14	29
EMBRAER 190	21	38 (1)
EMBRAER 195	5	8

Executive Aviation	9	16
Legacy 600	9	16

TOTAL	52	97

 (1) Deliveries that represent an operational lease.

The Company’s pursuit of excellence and optimized processes is reflected in the increasingly stable production cadence and in maintaining its delivery commitments. The continuity shown by Embraer’s production lines has reduced the differences in number of aircraft delivered from quarter to quarter, resulting in better financial planning and also less volatility on its cash flows.

During the second quarter of 2008, Embraer signed contracts for the sale of seven EMBRAER 170 jets to the ETA Star Group, from Dubai and for five EMBRAER 175 jets to TRIP Linhas Aéreas, which is one more Brazilian airline that will fly Embraer jets. In the Defense and Government area, the Company signed a contract with the Brazilian government for the sale of two EMBRAER 190 jets configured for transporting government officials. Furthermore, Executive AirShare, of Kansas City, Mo., increased its order for Phenom 300 jets to four firm orders and four options.

The Phenom executive jets continued to show positive sales results, with the number of firm order contracts approaching 800 aircraft. The certification program of the Phenom 100 is on schedule and has four prototypes flying for the certification tests.

On June 30, 2008, Embraer’s order book for the Commercial Aviation segment, by product, stood at:

Contact - Investor Relations

Tel.: +55 12 3927 4404
Fax: +55 12 3922 6070
E-mail: investor.relations@embraer.com.br

Embraer Image Gallery

Visit the Embraer Image Gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2008, Embraer had a workforce of 23,855 employees and a firm order backlog of US$ 20.7 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

Attachment:

FIRM ORDER BACKLOG
June 30, 2008